News Release

CIBC to redeem Preferred Shares

June 2, 2005 — CIBC (TSX: CM, NYSE: BCM) today announced its intention to redeem all of its issued and outstanding Non-cumulative Class A Preferred Shares Series 21 and all of its issued and outstanding Non-cumulative Class A Preferred Shares Series 22 for cash. The redemptions will occur on August 2, 2005. The redemption price is C$26.00 per Series 21 share and US$26.00 per Series 22 share.

The regular quarterly dividend payment of C$0.375000 per Series 21 share and US$0.390625 per Series 22 share for the period from May 1, 2005 to July 31, 2005 will be paid on July 28, 2005 to holders of record on June 28, 2005. CIBC has declared a dividend of C$0.008152 per Series 21 share and US$0.008492 per Series 22 share for the period from August 1, 2005 to August 2, 2005, to be paid on August 2, 2005 to holders of record on June 28, 2005. A formal notice and instructions for the redemption of Series 21 shares and Series 22 shares will be forwarded to registered shareholders.

For more information please contact: Rachel Gauci, Director, Investor Relations, 416-980-8691 or Emily Pang, Senior Director, Investor & Financial Communications, 416-980-3512.